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EXHIBIT 7

BP p.l.c. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

Year ended December 31, 2004
($ million)
Profit before taxation	24,243
Group's share of income in excess of dividends from joint ventures and associated undertakings	992
Capitalized interest	208

Profit as adjusted	23,043

Fixed charges
Group interest expense	436
Rental expense representative of interest	619
Capitalized interest	208

1,263

Total adjusted earnings available for payment of fixed charges	24,306

Ratio of earnings to fixed charges	19.2

Total adjusted earnings available for payment of fixed charges, after taking account of adjustments to profit before taxation to accord with US GAAP	24,099

Ratio of earnings to fixed charges with adjustments to accord with US GAAP	19.1

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  EXHIBIT 7
BP p.l.c. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)